
April 4, 2024

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, California 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Response dated December 22, 2023**
> **File No. 001-33824**

Dear Justin Enbody:

We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2023

Item 8. Financial Statements and Supplementary Data
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Unconsolidated Investments, page 77

1. We note your response to prior comment 2, as well as your disclosure that in following the guidance set forth in ASC Topic 606 and ASC Topic 323, these performance allocations are included as a component of the total income from unconsolidated investments in the accompanying consolidated statements of income. Please further clarify the specific guidance in ASC Topic 606 that you are following. We note that in Question 3 of FASB's Revenue Recognition Implementation Q&As, its staff expressed the view that such incentive-based capital allocations are within the scope of Topic 606. It appears that your arrangements, which include asset management fees and performance allocations are

similar to the arrangement described in Example 25 in Topic 606. Please explain to us in greater detail how you considered this guidance and each of the considerations presented by the FASB staff in Question 3 in determining that your performance allocation should be presented as a component of income from unconsolidated investments, and not revenue.

2. We note you elected the fair value option for 72 investments in unconsolidated investment entities and it appears performance allocations or carried interest are allocated to the general partner, special limited partner or asset manager of your fair value option unconsolidated investments. Please explain to us in detail how your election of the fair value option for unconsolidated investment entities that have performance allocations or carried interest is appropriate. Please cite the relevant accounting guidance in your response.

Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: In Ku Lee